UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                         Commission File Number 0-13787
                    CUSIP Numbers 45881K 10 4 and 45881K A B0

(Check One):      |_| Form 10-K          |_| Form 11-K         |_| Form 20-F
                  |X| Form 10-Q          |_| Form N-SAR

                  For Period Ended:  March 31, 2005
                  |_|      Transition Report on Form 10-K
                  |_|      Transition Report on Form 20-F
                  |_|      Transition Report on Form 11-K
                  |_|      Transition Report on Form 10-Q
                  |_|      Transition Report on Form N-SAR
                  For the Transition Period Ended: _____________________________

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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PART I - REGISTRANT INFORMATION

INTERMET Corporation
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Full Name of Registrant

5445 Corporate Drive, Suite 200
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Address of Principal Executive Office (Street and Number)

Troy, Michigan  48098-2683
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

           (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

           (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form
|_| 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

           (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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PART III - NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed).

As disclosed in the Current Report on Form 8-K filed by INTERMET Corporation (the "Company") on October 5, 2004, the Company and 17 of its domestic subsidiaries (collectively, the "Debtors") filed voluntary petitions in the U.S. Bankruptcy Court for the Eastern District of Michigan on September 29, 2004, seeking relief under chapter 11 of the United States Bankruptcy Code. The cases are being jointly administered under case number 04-67597. The Debtors continue to operate the business as debtors in possession.

The Bankruptcy Court has approved the retention of Ernst & Young LLP as the Company's independent auditor, but preparation by the Company of the financial statements to be included in the Form 10-Q for the Company's first quarter ended March 31, 2005 ("first quarter 2005") and review of these financial statements by Ernst & Young will not be completed in time for the Company to timely file the Form 10-Q. Ernst & Young and the Company are completing preparation of the Company's financial statements for the third quarter of 2004 ended September 30, 2004 and the Company's audited financial statements for the year ended December 31, 2004. In addition, since the commencement of the bankruptcy proceeding, the Company's financial and accounting personnel who are responsible for preparing information included in the Company's periodic reports have devoted substantial time and attention to matters related to the bankruptcy, including: preparing financial, operating and budgetary information in connection with the preparation of a plan of reorganization; compiling information regarding the debtors' assets and liabilities to be filed with the Bankruptcy Court; and preparing the Company's monthly operating reports that have been filed with the Bankruptcy Court. Finally, the Company's management has also devoted considerable time and effort to these matters and to the management and administration of the bankruptcy cases.

Accordingly, the Company cannot finalize the financial and other information required to be included in the Form 10-Q for the first quarter 2005 without unreasonable effort and expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

                  Alan J. Miller, Vice President, General Counsel and Assistant Secretary; (248) 952-2500

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

                  |_|      Yes              |X|      No

         The Company's Quarterly Report on Form 10-Q for the third quarter ended September 30, 2004 and the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2004 have not been filed.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                  |X|      Yes              |_|      No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company expects to report a net loss for the first quarter 2005. First quarter 2005 results compared to the first quarter of 2004 will be negatively impacted by costs associated with the Company's bankruptcy proceeding. The Company is currently unable to quantify the amount of its expected net loss because it has not yet finalized its financial results for the first quarter 2005.



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         This notification includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The word "expects" and similar words identify forward-looking statements. These statements are not guarantees of future performance but instead involve various risks and uncertainties. INTERMET's actual results may differ materially from those suggested by its forward-looking statements due to factors such as: the economic cost, management distraction and lost business opportunities associated with bankruptcy proceedings; INTERMET's ability to negotiate and receive approval of a plan of reorganization; the high cost of scrap steel and the possibility that scrap steel costs will remain at high levels or continue to increase, which would have further negative effects on INTERMET's profitability, cash flow, liquidity and ability to borrow; fluctuations in the cost of other raw materials, including the cost of energy, aluminum, zinc, magnesium and alloys, and INTERMET's ability, if any, to pass those costs on to its customers; pricing practices of INTERMET's customers, including changes in their payment terms resulting from the discontinuation of early payment programs and continuing demands for price concessions as a condition to retaining current business or obtaining new business, and the negative effect that price concessions have on profit margins; changes in procurement practices and policies of INTERMET's customers for automotive components, including the risk of the loss of major customers or the loss of current or prospective vehicle programs as a result of INTERMET's financial condition and prospects (or otherwise); possible inability to close unprofitable plants or to transfer work from one plant to another because of the related costs or customer requirements; general economic conditions, including any downturn in the markets in which INTERMET operates; fluctuations in automobile and light and heavy truck production, which directly affect demand for INTERMET's products; deterioration in the market share of any of INTERMET's major customers; fluctuations in foreign currency exchange rates; work stoppages or other labor disputes that could disrupt production at INTERMET's facilities or those of its customers; continuing changes in environmental regulations to which INTERMET is subject, and the costs INTERMET will incur in meeting more stringent regulations; factors or presently unknown circumstances that may result in impairment of INTERMET's assets, including further write-downs of its goodwill; and other risks as detailed from time to time in INTERMET's periodic SEC reports.







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INTERMET Corporation has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 10, 2005                      By:  /s/ Alan J. Miller
                                             Alan J. Miller
                                             Vice President, General Counsel
                                             and Assistant Secretary







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